Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Hatchet Lake Uranium Update

Vancouver, British Columbia, June 30, 2006. Entourage Mining Ltd. (the “Company” or “Entourage”) (OTCBB:ETGMF) reports that United Carina Resources Corp., operator of the Hatchet Lake Project, has informed the Company that the 2006 winter diamond drilling program was curtailed due to unseasonably warm spring weather conditions. The planned program was less than half completed. Four holes were drilled to depths of 78 to 102.7 meters to test two separate geophysical conductors and one hole was abandoned at a depth of 31.1 meters on another conductor. The property is located near the eastern edge of the Athabasca basin where the targets are at shallow depths.

A total of 376.7 meters were drilled, with weak radioactivity intersected in one hole, when the program was curtailed due to weather conditions. Two hole fences (C-01, and C-02, C-03 and C-04) were drilled on two weak conductors southwest of Turkey Lake on the Hatchet Lake project. These holes intersected Athabasca sandstone underlain by faulted basement rocks. Secondary hematite alteration accompanies the faulting and fracturing in all the holes and in hole C-04 there is weak radioactivity associated with the secondary hematite.

The slightly elevated values obtained for uranium, lead and yttrium are considered to be favorable indicators of a mineralizing system similar to that at the major deposits in the region.

In addition, 17 drill core chips were analyzed by shortwave infared reflectance spectroscopy to determine the dominant clay mineralogy. The clay alteration assemblages in the basement rocks were found to be consistent with alteration phases recognized at uranium deposits/mines in the area.

The Hatchet Lake Project area has been upgraded and the remainder of the drill targets will be tested as soon as conditions permit. Because of the weather delays, the property payment schedule regarding payments from Entourage to Star Uranium, have been pushed back 12 months.

Mr. R. Daniel Studer, P. Geo and a “qualified person” as that term is defined in National Instrument 43-101 has reviewed the contents of this Hatchet Lake update. All samples were analyzed at the Saskatchewan Research Council (SRC) geo-analytical laboratories.

In other news, the Company has issued 1,550,000 incentive stock options at USD $0.30 exercisable until February 9, 2009, to contractors and directors of the Company.

Entourage Mining Ltd

Gregory F. Kennedy
President, CEO

For more information please contract Craig Doctor at 604-278-4656 or visit our website at www.entouragemining.com

Forward-Looking Statements:
Except for historical information contained herein, the statements in this Press Release maybe forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com